Investment Law Group

OF DAVIS GILLETT MOTTERN & SIMS, LLC

1230 Peachtree Street NE

Suite 2445

Atlanta, Georgia 30309

Telephone: (404) 607-6933	Facsimile: (678) 840-2126

June 24, 2013

Sheila Stout

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. St., N.E.

Washington, DC 20549

Re:	VII Peaks-KBR Co-Optivist Income BDC II, Inc.

Comments to Form N-2, Post-Effective Amendment No. 3

Filed June 6, 2013

File No. 333-176182

Dear Ms. Stout:

I am writing as counsel to VII Peaks-KBR Co-Optivist Income BDC II, Inc. (the “Company”) to follow-up our phone conversation on June 20, 2013 regarding the Post-Effective Amendment No. 3 to the Company’s Form N-2 filed on June 6, 2013. Enclosed please find a redlined Form 10-K/A for the year ended December 31, 2012, and a Form 10-Q/A for the period ending March 31, 2013, both of which are redlined to show changes that the Company proposes to make to the reports to reflect the change in accounting principle that we discussed on our call on June 20, 2013 regarding the method of reporting offering and organization expenses. I have also enclosed a preferability letter from the auditor that will also be filed as an exhibit. Since the Company’s financials are still under review by your office, and therefore subject to the further change, the Company does not intend to file the attached reports until your office has completed its review.

We look forward to discussing this with you after you have had a chance to review it, and answering any questions that you have.

Very truly yours,

INVESTMENT LAW GROUP OF DAVIS GILLETT MOTTERN & SIMS, LLC

/s/ Robert J. Mottern

Robert J. Mottern, Esq.

[letterhead of Burr Pilger & Mayer, Inc.]

Ms. Cecilia Shea

Chief Financial Officer

VII Peaks-KBR Co-Optivist Income BDC II, Inc.

255 Shoreline Drive, Suite 428

Redwood City, California 94065

Dear Ms. Shea:

We have audited the statements of assets and liabilities of VII Peaks-KBR Co-Optivist Income BDC II, Inc. (the Fund) as of December 31, 2012 and 2011, including the schedule of investments as of December 31, 2012, and the related statements of operations, changes in net assets and cash flows for the year ended December 31, 2012 and for the period from August 3, 2011 (date of inception) to December 31, 2011, and have reported thereon under date of June 23, 2013. The aforementioned financial statements and our audit report thereon are included in the Company's annual report on Form 10-K/A for the year ended December 31, 2012. As stated in Notes 2 and 3 to those financial statements, the Company elected to change its method of accounting for organizational and offering expenses, and states that the newly adopted accounting principle is preferable in the circumstances because it records expense amounts only when the capital raising contingency is met. In accordance with your request, we have reviewed and discussed with Company officials the circumstances and business judgment and planning upon which the decision to make this change in the method of accounting was based.

With regard to the aforementioned accounting change, authoritative criteria have not been established for evaluating the preferability of one acceptable method of accounting over another acceptable method. However, for purposes of the Company's compliance with the requirements of the Securities and Exchange Commission, we are furnishing this letter.

Based on our review and discussion, with reliance on management’s business judgment and planning, we concur that the newly adopted method of accounting is preferable in the Company’s circumstances.

Very truly yours,

/s/ Burr Pilger Mayer, Inc.